BLACKSTONE SECURITIES PARTNERS L.P. AND SUBSIDIARIES
(SEC I.D. No. 8-35941)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a Public Document
.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-35941

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Blackstone Securities Partners L.P.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

345 Park Avenue
(No. and Street)

New York	New York	10154
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Payne	212-390-2806	David.Payne@Blackstone.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	New York	10112-0015
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __David Payne_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Blackstone Securities Partners L.P._____, as of __December 31_____, 2 _021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Pursuant to the statement from the staff of the Division of Trading and Markets regarding the notarization requirements applicable to the Impacted Paper Submission or in the electronic filings of a broker-dealer's annual reports required under paragraph (d) of Rule 17a-5 and the difficulties arising from COVID-19, Blackstone Securities Partners L.P. is making this filing without a notarization.

Signature: _*David B Payne*_____

Title: _____
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable. (Filed separately)
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable. (Filed separately)
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA
Tel: 1 212 429 4000
Fax: 1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management, General Partner, and Limited Partner of Blackstone Securities Partners L.P.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Blackstone Securities Partners L.P and subsidiaries (the "Partnership") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

New York, NY
February 25, 2022

We have served as the Partnership's auditor since 1989.

BLACKSTONE SECURITIES PARTNERS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021
(Dollars in Thousands)

ASSETS

Cash and cash equivalents	$	173,485
Accounts receivable		34,077
Due from affiliates		1,568,829
Other assets		15,332
TOTAL ASSETS	$	1,791,723

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES

Due to affiliates	$	795,830
Due to limited partners		30,747
Accounts payable, accrued expenses, and other		169,707
Accrued compensation and benefits		98,724
Total liabilities		1,095,008
Redeemable Non-Controlling Interests in Consolidating Entity		22,000

PARTNERS' CAPITAL

General Partner	6,729
Limited Partner	666,182
Non-controlling interests in consolidated entity	1,804
Total partners' capital	674,715

TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	1,791,723

BLACKSTONE SECURITIES PARTNERS L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021
(Dollars in Thousands, Except Unit and Per Unit Data, and Except Where Noted)

1. ORGANIZATION AND NATURE OF OPERATIONS

Blackstone Securities Partners L.P. ("BSP" or the "Partnership"), a Delaware limited partnership, was formed on September 27, 1988 for the purpose of engaging in the investment banking advisory business specializing in financial and strategic advisory services, restructuring and reorganization advisory services, and underwriting activities, including underwriting on debt offerings, initial public offerings and secondary equity offerings. The term of the Partnership shall continue until December 31, 2038 unless earlier dissolved and terminated in accordance with the amended and restated agreement of Limited Partnership dated November 30, 1988 (the "Partnership Agreement"). BSP is a registered broker dealer and is subject to certain regulations of the United States Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

Blackstone Group Holdings L.P. ("BGH"), a holding partnership established for certain entities of Blackstone Inc. ("Blackstone", formerly known as The Blackstone Group Inc.) engaged in the financial services business, is the 99% limited partner of BSP. Blackstone Advisory Services L.L.C. ("BAS LLC") is the 1% general partner of BSP. Both entities are wholly-owned subsidiaries of Blackstone Holdings I L.P., which is a subsidiary of Blackstone.

Profits and losses are allocated in accordance with the Partnership Agreement.

BSP is the sole member of Blackstone Intermediary Holdco L.L.C. ("Holdco"), a holding company established for certain Blackstone entities engaged in the financial services business. Holdco holds the rights, titles, and interests in certain affiliated registered investment advisors and general partner entities, which provide investment management services to limited partners for private equity funds, real estate funds, funds of hedge funds and credit-oriented funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements of BSP have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

COVID-19 and Global Economic and Market Conditions

The impact of the novel coronavirus ("COVID-19") pandemic has rapidly evolved around the globe, causing disruption in the U.S. and global economies. Although the global economy began reopening in 2021 and robust economic activity has supported a continued recovery, the emergence of new variants has contributed to setbacks to the recovery in the U.S. and abroad. The estimates and assumptions underlying these consolidated financial statements are based on the information available as of December 31, 2021 for the current period and as of December 31, 2020, as applicable. The estimates and assumptions include judgments about financial market and economic conditions which have changed, and may continue to change, over time.

Use of Estimates

The preparation of the Partnership's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that estimates utilized in the preparation of the consolidated financial statements are prudent and reasonable. Actual results could differ materially from the estimates included in the consolidated financial statements.

Consolidation

The Partnership consolidates all entities it controls through a majority voting interest. The consolidated financial statements of the Partnership include Holdco and its subsidiaries. All intercompany transactions and balances are eliminated in consolidation.

Affiliates

The Partnership considers Blackstone and its founder, senior managing directors, employees, Blackstone subsidiaries, the Blackstone Funds and the Portfolio Companies to be affiliates. Blackstone Funds refer to the funds and other vehicles that are managed by Blackstone. Portfolio Companies refer to the Blackstone Funds' investments, including majority-owned and controlled investments.

Cash and Cash Equivalents

The Partnership has defined Cash and cash equivalents as cash, including demand funds and money market funds, and short-term, highly liquid investments with original maturities of three months or less.

Accounts Receivable

Accounts receivable includes management fees receivable from limited partners, disposition fees and incentive fees receivable and advisory fees receivable. Management fees receivable from Blackstone Funds are included in Due from Affiliates. Accounts receivable are assessed periodically for collectability As of January 1, 2021, the opening balance for accounts receivable was $26.2M.

Foreign Currency

The Partnership's balances that are denominated in foreign currencies are translated into U.S. Dollars at the end of the reporting date, whereas the corresponding income and expenses denominated in foreign currencies are translated into U.S. Dollars on the respective dates they were recorded.

Revenue Recognition

Revenues primarily consist of management and advisory fees, incentive fees and other income.

Management and advisory fees and incentive fees are accounted for as contracts with customers. Under the guidance for contracts with customers, an entity is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Management and Advisory Fees, Net – Accrued but unpaid management and advisory fees, net of management fee reductions and management fee offsets, as of the reporting date, are included in Accounts receivable or Due from affiliates in the Consolidated Statement of Financial Condition.

Incentive Fees – Accrued but unpaid Incentive Fees charged directly to investors in Blackstone Funds as of the reporting date and are recorded within Due from affiliates in the Consolidated Statement of Financial Condition.

Deferred Revenue – Deferred revenue represents the receipt of management and advisory fees prior to such amounts being earned, and is recognized using the straight-line method over the period that it is earned and are recorded within Accounts payable, accrued expenses, and other in the Consolidated Statement of Financial Condition.

BLACKSTONE SECURITIES PARTNERS L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION - CONTINUED
DECEMBER 31, 2021
(Dollars in Thousands, Except Unit and Per Unit Data, and Except Where Noted)

Due to Limited Partners – Amounts due to limited partners represent fee reductions to be provided to limited partners on future management fee invoices. Generally, any amounts still remaining when the fund terminates will be payable to the limited partners.

Compensation and Benefits

Equity-Based Compensation – Cash settled equity-based awards and awards settled in a variable number of shares are classified as liabilities and are re-measured at the end of each reporting period.

Non-Controlling Interests in Consolidated Entity

Non-controlling interests in consolidated entity represent the component of partners' capital in a consolidated entity held by non-consolidated entities. As of December 31, 2021, Blackstone Holdings II L.P. and Stoneco IV Corporation, affiliated non-consolidated entities, held a 1.499% interest in Blackstone Alternative Asset Management L.P., a consolidated entity.

Redeemable Non-Controlling Interests in Consolidated Entity

Redeemable Non-controlling interests in consolidated entity represent the redeemable interest held by non-consolidated entities in Harvest Fund Holdco L.P. As of December 31, 2021 the interest totaled $22.0 million.

Income Taxes

In accordance with U.S. GAAP, the Partnership recognizes the benefit of an income tax position only if it is "more-likely-than-not" that the tax position will be sustained upon examination by tax authorities in the major jurisdictions where the Partnership is organized. Otherwise, no benefit is recognized. The Partnership has evaluated its uncertain tax positions and is not aware of any material matters requiring recognition, measurement, or disclosure. The Partnership remains subject to examination in its jurisdictions under varying statutes of limitations (generally three or four years for filed returns).

The Partnership is not aware of any tax position for which it is reasonably possible that the total amount of unrecognized tax benefit will change materially in the next twelve months. As a result, no income tax liability or expense, including interest and penalties, has been recorded within these financial statements.

Leases

The Partnership determines if an arrangement is a lease at inception of the arrangement. The Partnership primarily enters into operating leases, as the lessee, for office space. Right-of-use ("ROU") assets and operating lease liabilities are included in Other assets and Accounts payable, accrued expenses, and other on our Consolidated Statement of Financial Condition. ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Partnership determines the present value of the lease payments using an incremental borrowing rate based on information available at the inception date. Leases may include options to extend or terminate the lease which are included in the ROU assets and operating lease liability when they are reasonably certain of exercise.

Minimum lease payments for leases with an initial term of twelve months or less are not recorded on the Consolidated Statement of Financial Condition. The Partnership recognizes lease expense for these leases on a straight-line basis over the lease term.

3.   RELATED PARTY TRANSACTIONS

Blackstone Administrative Services Partnership L.P. ("BASP"), an affiliate of the Partnership, provides the Partnership and its affiliates with various office facilities, administrative and operational support services at cost ("Indirect Expenses"). Such Indirect Expenses are allocated among the Partnership and its affiliates based upon an established methodology. Under this methodology, expenses (compensation and benefits, occupancy and office services, communications, promotional and

BLACKSTONE SECURITIES PARTNERS L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION - CONTINUED
DECEMBER 31, 2021
(Dollars in Thousands, Except Unit and Per Unit Data, and Except Where Noted)

research, professional fees and other operating expenses) incurred by support service groups are allocated among the Partnership and its affiliates based on the agreed upon expense drivers of each support service group. Additionally, BASP pays, on behalf of the Partnership, expenses that can be attributed specifically to the Partnership ("Direct Expenses"). Such Direct Expenses are comprised principally of compensation and benefits, occupancy and office services, communications, promotional and research and professional fees. The Partnership reimburses BASP for its share of all Direct and Indirect Expense amounts paid on its behalf.

Blackstone Holdings Finance Co, L.L.C. ("FinCo"), an affiliate of the Partnership, provides cash management services to Holdco and its subsidiaries. This arrangement generates amounts due to Holdco from FinCo, which are reflected in Due from Affiliates. FinCo also makes certain payments on behalf of the Partnership which are reflected in Due to Affiliates.

Certain fees earned by Holdco are received from Blackstone Funds and Portfolio Companies, which are reflected in Due from Affiliates. There are certain reimbursements to Blackstone Funds for placement fees and other fees and expenses that are reflected in Due to Affiliates. Certain expenses charged to Holdco are allocated to other entities which are not consolidated under the Partnership. These allocations are reflected in Due from Affiliates.

Receivables and Payables

Amounts due to and from affiliates consist of receivables and payables transacted in the ordinary course of business as described above. As of December 31, 2021, the amounts due to and from affiliates are as follows:

Due from Affiliates		
Due from Portfolio Companies and Blackstone Funds	$	1,039,344
Due from FinCo		388,296
Due from Non-Consolidated Entities		134,600
Due from BASP		6,589
	$	1,568,829
Due to Affiliates		
Due to BASP	$	394,434
Due to Non-Consolidated Entities		172,624
Due to FinCo		163,366
Due to Portfolio Companies and Blackstone Funds		65,406
	$	795,830

Subadvisory Fees with Affiliates

Services provided include analysis of existing and potential investments by relevant Blackstone Funds, including due diligence, structuring and financing of acquisitions and disposals. The fees for such services are cost plus a fixed percentage, as stipulated by the respective agreements.

4. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences that may exist between the carrying amounts of assets and liabilities for financial statement reporting purposes and the amount for income tax purposes using enacted tax rates in effect for the year in which the differences are expected to reverse.

Since both partners of the Partnership are wholly-owned by Blackstone Holdings I L.P., the Partnership and its wholly-owned affiliates are included in the federal, state and local tax returns filed by Blackstone Holdings I L.P. Blackstone Holdings I L.P.

(Dollars in Thousands, Except Unit and Per Unit Data, and Except Where Noted)

and Blackstone Alternative Asset Management L.P. ("BAAM") file tax returns as prescribed by the tax laws of the jurisdictions in which they operate. As of December 31, 2021, the federal income tax returns filed for 2018 through 2020 are open under the statute of limitations and therefore subject to examination. State and local income tax returns filed for 2017 through 2020 are generally open under statute and subject to examination. Consents to extend the period of limitation for assessment of the City of New York Unincorporated Business Tax have been signed for Blackstone Holdings I L.P. and BAAM, so the years 2009 through 2020 are open and subject to examination. BAAM has recorded an unrecognized tax benefit of $0.5 million and accrued interest expense of $0.6 million at December 31, 2021.

Any unrecognized tax benefits are recorded in Accounts payable, accrued expenses, and other in the Consolidated Statement of Financial Condition.

At December 31, 2021, the Partnership had no penalties accrued.

5. EQUITY BASED COMPENSATION

Performance-Based Equity Compensation. During the year ended December 31, 2021, Blackstone issued performance-based equity compensation, the dollar value of which is based on the future achievement of established business performance conditions. The number of vested shares of common stock to be issued is variable based on the 30-day VWAP at the end of the performance period. Due to the nature of settlement, the performance-based equity compensation is classified as a liability.

6. CONCENTRATION OF CREDIT RISK

The Partnership is subject to concentrations of credit risk with respect to its accounts receivable. There is no specific concentration as of December 31, 2021.

7. PARTNERS' CAPITAL

During the year ended December 31, 2021, the Partnership distributed partners' capital to Blackstone in the amount of $1,100.3 million.

8. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Partnership files an Unconsolidated FOCUS Report and is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Rule 15c3-1 requires the maintenance of minimum net capital, as defined, which shall be the greater of $0.1 million or 6 ⅔% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Partnership's ratio of aggregate indebtedness to net capital was 0.104 to 1 and its net capital of $136.3 million was $135.4 million in excess of the minimum regulatory requirement.

The Partnership does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and accordingly is exempt from the Customer Protection Rule (Rule 15c3-3).

9. DEFINED CONTRIBUTION PLAN

Blackstone provides a 401(k) plan (the "Plan") to eligible employees in the United States. Some 401(k) participants, as defined by the Plan, may receive an employer match as pretax annual compensation up to a maximum of $5 thousand per calendar year. BASP serves as the Plan's Sponsor and Fidelity investments serves as the Plan's Administrator.

(Dollars in Thousands, Except Unit and Per Unit Data, and Except Where Noted)

10. COMMITMENTS AND CONTINGENCIES

Litigation

The Partnership accrues a liability for legal proceedings only when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. Although there can be no assurance of the outcome of such legal actions, based on information known by management, the Partnership does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially affect its results of operations, financial position or cash flows.

The Partnership continues to believe that the following suits against Blackstone are totally without merit and intends to defend them vigorously.

In December 2017, a purported derivative suit (Mayberry v. KKR & Co., L.P., et al., or "Mayberry Action") was filed in the Commonwealth of Kentucky Franklin County Circuit Court on behalf of the Kentucky Retirement System ("KRS") by eight of its members and beneficiaries (the "Mayberry Plaintiffs") alleging various breaches of fiduciary duty and other violations of Kentucky state law in connection with KRS's investment in three hedge funds of funds, including a fund managed by Blackstone Alternative Asset Management L.P. ("BLP"). The suit named more than 30 defendants, including, among others, The Blackstone Group L.P.; BLP; Stephen A. Schwarzman, as Chairman and CEO of Blackstone; and J. Tomilson Hill, as then-CEO of BLP (collectively, the "Blackstone Defendants"), as well as entities and individuals that provided services to or were affiliated with KRS.

In November 2018, the Circuit Court granted one defendant's motion to dismiss and denied all other defendants' (including the Blackstone Defendants') motions to dismiss. In January 2019, certain defendants, including the Blackstone Defendants, filed petitions in the Kentucky Court of Appeals for a writ of prohibition against the Mayberry proceedings on the ground that the Mayberry Plaintiffs lack standing.

In April 2019, the Kentucky Court of Appeals granted the Blackstone Defendants' petition for a writ of prohibition and vacated the Circuit Court's November 2018 denial of a motion to dismiss. The Mayberry Plaintiffs appealed that order to the Kentucky Supreme Court.

In July 2020, the Kentucky Supreme Court unanimously held that the Mayberry Plaintiffs lack constitutional standing to bring their claims and remanded the case to the Circuit Court with direction to dismiss the complaint. The Kentucky Attorney General (the "AG") subsequently filed a motion to intervene and a proposed intervening complaint in the Mayberry Action on behalf of the Commonwealth of Kentucky. The Blackstone Defendants filed an objection to that motion. The AG subsequently filed a separate action in Franklin County Circuit Court that is nearly identical to the proposed intervening complaint.

In addition, in July 2020, certain of the Mayberry Plaintiffs filed a motion for leave to amend their complaint. In December 2020, the Circuit Court dismissed the Mayberry Plaintiffs' complaint for lack of standing, denied the Mayberry Plaintiffs' motion for leave to amend, and granted the AG's motion to intervene. The action was recaptioned as Commonwealth of Kentucky v. KKR & Co. L.P., et al. In May 2021, the AG filed its first amended complaint, which generally asserts the same allegations and claims as the AG's proposed intervening complaint and the Mayberry Plaintiffs' original complaint. The Blackstone Defendants filed a motion to dismiss the first amended complaint and briefing on this motion was completed on October 29, 2021.

In December 2020, three potentially new derivative plaintiffs brought a motion in the Circuit Court for leave to file a third amended complaint alleging that they had standing. They also filed a motion to intervene in February 2021. The Circuit Court denied both motions.

(Dollars in Thousands, Except Unit and Per Unit Data, and Except Where Noted)

On August 31, 2021, the Mayberry Plaintiffs and a KRS beneficiary who had not previously been involved in the suit filed another motion to intervene. The Circuit Court denied this motion. On October 19, 2021, the various purported derivative plaintiffs who had been denied a role in the AG's litigation appealed the Circuit Court's orders denying their motions to intervene and for leave to file amended complaints. On November 1, 2021, the Blackstone Defendants filed a cross-appeal of those orders.

In January 2021, certain derivative plaintiffs who had previously attempted to intervene in the AG's action filed a separate derivative action (Taylor et al. v. KKR & Co., L.P. et al. or "Taylor I") in Franklin County Circuit Court that is substantially the same as the amended complaint they had sought to file in the AG's action. In July 2021, these plaintiffs filed their first amended complaint, which is styled as a purported "class" complaint brought on behalf of certain KRS beneficiaries. The Blackstone Defendants and other defendants removed this purported class action to federal court in the United States District Court for the Eastern District of Kentucky and the plaintiffs moved to remand back to state court. Briefing on that motion was completed on September 7, 2021.

On August 19, 2021, certain KRS beneficiaries (including the derivative plaintiffs whose action was removed to federal court) filed a separate action (Taylor et al. v. KKR & Co., L.P. et al. or "Taylor II") in Franklin County Circuit Court in their capacity as beneficiaries, allegedly suing for the benefit of the pension and insurance trust funds administered by KRS. The Taylor II complaint named the same defendants who were sued in Taylor I, as well as additional current and former KRS officers and trustees. No deadline for responding to the complaint has yet been set.

In April 2021, the AG filed a declaratory judgment action (Commonwealth of Kentucky v. KKR & Co. Inc. or "Declaratory Judgment Action") in Franklin County Circuit Court on behalf of the Commonwealth of Kentucky. The AG's complaint alleges that certain provisions in the subscription agreements between KRS and the managers of the three funds at issue in the Mayberry Action violate the Kentucky Constitution. The suit names as defendants BLP, Blackstone Inc., and others named in the Mayberry Action. On August 23, 2021, the AG filed an amended complaint that no longer stated claims against Blackstone Inc., but added claims against a BLP affiliate and a BLP-managed fund. The parties filed a stipulation dismissing with prejudice claims against these two entities, and withdrawing a separate newly added claim. The AG moved for summary judgment, and the defendants—including BLP—filed motions to dismiss. Briefing on these motions was completed on October 14, 2021.

In July 2021, BLP filed a complaint in the Franklin County Circuit Court (Blackstone Alternative Asset Management L.P. v. Kentucky Public Pensions Authority et al. or "the Breach of Contract Action") asserting claims for breach of contract against Kentucky Public Pensions Authority, Board of Trustees of KRS, Board of Trustees of the County Employees Retirement System ("CERS"), KRS Insurance Fund, and KRS Pension Fund. The complaint alleges that KRS's support and prosecution of the Mayberry Action and the Declaratory Judgment Action breaches the parties' subscription agreements governing KRS's investment with BLP and seeks damages flowing from that breach, including legal fees and expenses incurred in defending against the above actions. The KRS defendants and CERS filed motions to dismiss BLP's complaint. Briefing on these motions was completed on October 22, 2021.

Indemnification

The Partnership enters into contracts that contain a variety of indemnifications. The Partnership's maximum exposure under these arrangements is not known. However, the Partnership has not previously incurred material losses pursuant to these contracts and expects the risk of any material loss to be remote.

11. SUBSEQUENT EVENTS

The Partnership has evaluated the impact of all subsequent events from December 31, 2021 through February 25, 2022, the date the consolidated financial statements were issued, and has determined there were no subsequent events requiring recognition or disclosure in the consolidated financial statements.

* * * * * * *